EXHIBIT 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of September 20, 2019, but effective as of September 9, 2019 (the “Effective Date”) by and between Stewart Information Services Corporation, a Delaware corporation (the “Company”), and Frederick H. Eppinger (“Executive”) (collectively, the “Parties”). This Agreement amends, restates and supersedes any prior written employment agreement between the Parties and any other written or unwritten agreement or understanding between the Parties regarding the subject matter hereof.

The Company and Executive agree as follows:

1.             Definitions. The following terms used in this Agreement shall, unless otherwise clearly required by the context, have the meanings assigned to them in this Section 1.

“2020 Performance Share Units” has the meaning set forth in Section 6.10. “Additional Term” has the meaning set forth in Section 2.

“Annual Salary” means the annual salary payable to Executive in the amount of

$850,000, as it may be adjusted by the Company from time to time. “Benefits” has the meaning set forth in Section 4.4. “Board” means the Board of Directors of the Company. “Cause” has the meaning set forth in Section 6.1(a).

“Change in Control” has the meaning set forth in Section 6.8.

“Change in Control Effective Date” shall mean the first date during the Term on which a Change in Control occurs; provided that if a Change in Control occurs and if Executive’s employment with the Company is terminated prior to the date on which the Change in Control occurs, the Change in Control Effective Date shall be the date immediately prior to such termination of employment if Executive can demonstrate that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or (ii) otherwise arose in connection with or anticipation of a Change in Control.

“Change in Control Period” shall mean the period commencing on the Change in Control Effective Date and ending on the second anniversary of the Change in Control Effective Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Business” means the business of providing real estate support services, including, without limitation, title insurance, real estate information services, escrow services and related transaction services.

“Conflict of Interest” has the meaning set forth in Section 5.5.

“Date of Termination” means the date that is Executive’s last day of work for the Company.

“Disability” means a physical or mental disability, whether total or partial, as defined by the Company’s Long-Term Disability Plan, as in effect from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” means all damages, losses, judgments, liabilities, fines, penalties, excise taxes, settlements, and costs, attorneys’ fees, accountants’ fees, and disbursements and costs of attachment or similar bonds, investigations, and any other expenses incurred in establishing a right to indemnification under this Agreement.

“Good Reason” has the meaning set forth in Section 6.3(a).

“Incentive Plan” means the Company’s shareholder approved incentive plan or plans, which may include long-term equity-based compensation plans, short-term performance- based compensation plans and any other similar plans, as such may be in effect from time to time.

“Initial Term” has the meaning set forth in Section 2.

“Mutual Separation” has the meaning set forth in Section 6.10. “Other Separation Pay” has the meaning set forth in Section 6.6.

“Proceeding” means any action, suit or proceeding, whether civil, criminal, administrative or investigative.

“Release” has the meaning set forth in Section 6.9.

“Restrictive Covenants” has the meaning set forth in Section 5.6. “Section 409A Penalties” has the meaning set forth in Section 7.1.

“Separation Payment Commencement Date” has the meaning set forth in Section 6.5(a).

“Term” has the meaning set forth in Section 2.

2.             Term. The term of this Agreement begins on the Effective Date and ends on

December 31, 2022 (the “Initial Term”); provided, however, that that beginning on the first day immediately following the expiration date of the Initial Term, and on each subsequent anniversary of such day, the Initial Term will be automatically extended for successive one year periods (each such period, an “Additional Term” and, with the Initial Term, collectively the “Term”) unless either party provides written notice of non-renewal to the other party at least ninety (90) days prior to the applicable renewal date. Notwithstanding the foregoing, Executive’s employment may be terminated prior to the end of the Term pursuant to the express provisions of this Agreement.

3.             Title and Duties. Executive shall serve as Chief Executive Officer of the Company. Executive will have such duties and responsibilities appropriate to Executive’s position as may be assigned to Executive by the Board from time to time, at the Board’s discretion. Executive will report to the Board and devote all reasonable efforts and all of his or her business time to the Company.

4.	Compensation and Benefits.

4.1               Annual Salary. The Annual Salary will be payable in accordance with the payroll policies of the Company in effect from time to time, but in no event less frequently than twice each month, less any deductions required to be withheld by applicable law and less any voluntary deductions made by Executive.

4.2               Incentive Compensation. Executive shall be eligible to receive long and short-term incentive compensation in the form of annual bonuses or long-term grants under the Incentive Plan. The decision to award any incentive compensation to Executive under the Incentive Plan and the amount and terms of any such awards or grants are subject to change from year to year and shall be in the sole and absolute discretion of the Compensation Committee of the Board or any other committee that may be designated as the administrative committee for the Incentive Plan with respect to Executive.

4.3               Vacation Policy. Executive shall be entitled to four weeks of paid vacation during each calendar year of the Term, which such vacation shall accrue in accordance with Company policy.

4.4               Participation in Employee Benefit Plans. Executive may participate in any group life, hospitalization or disability insurance plan, health program, retirement plan, similar benefit plan or other so called “fringe benefits” of the Company (collectively, “Benefits”). Executive’s participation in any such plans shall be on the terms and conditions set forth in the governing plan documents as they may be in effect from time to time.

4.5               General Business Expenses. The Company shall pay or reimburse Executive for all business expenses reasonably and necessarily incurred by Executive in the performance of Executive’s duties under this Agreement, consistent with the Company’s business expense reimbursement policy, as in effect from time to time.

4.6               Other Benefits. Executive shall be entitled to participate in or receive benefits under any compensatory employee benefit plan or other benefit or similar arrangements made available by the Company now or in the future to its senior executive officers and key management employees, subject to and on a basis consistent with the terms, conditions, and overall administration of such plans or arrangement.

4.7               Clawback Policy. Executive agrees that the compensation and benefits provided by the Company under this Agreement or otherwise may be subject to recoupment under the Company’s Clawback Policy, as in effect from time to time. A copy of the current Clawback Policy is available on request.

4.8               Stock Ownership. Executive understands and agrees that Executive is subject to the Company’s stock ownership guidelines, as such guidelines may be in effect from time to time and shall take all appropriate steps to comply with the stock ownership guidelines. Executive understands and the Company agrees that notice of changes to the stock ownership guidelines shall be made available by the Company as appropriate.

4.9               Perquisites. Executive shall be entitled, as of the Effective Date, to the perquisites described in the Stewart Information Services Corporation List of Perquisites provided to Executive with this Agreement; provided, however, that Executive’s perquisites shall be subject to modification from time to time by the Compensation Committee of the Board, at its sole discretion.

5.	Confidentiality and Company Property, Non-Competition and Non-Solicitation.

5.1               Confidentiality, Non-Solicit, and Non-Compete Agreement. Executive agrees that, as a condition of Executive’s employment, Executive shall execute and shall be bound by the terms of the Stewart Title Guaranty Company, Stewart Title Company and Affiliates Confidentiality, Non-Solicit, and Non-Compete Agreement attached hereto as Exhibit A.

5.2               Non-Disparagement. Executive also agrees, as a condition of Executive’s employment, that Executive and Executive’s immediate family will not make any comments to the employees, vendors, customers, or suppliers of the Company or any of its affiliates, or to any media outlet or to others with the intent to impugn, castigate or otherwise damage the reputation of the Company, any of its affiliates or any of the owners, directors, officers, or employees of the Company.

5.3               Covenants Independent. The covenants of Executive contained in this Section 5 will be construed as independent of any other provision in this Agreement; and the existence of any claim or cause of action by Executive against the Company will not constitute a defense to the enforcement by the Company of said covenants. Executive has been advised to consult with counsel in order to be informed in all respects concerning the reasonableness and propriety of this Section 5 and its provisions with the specific regard to the nature of the business conducted by the Company. Executive acknowledges that this Section 5 and its provisions are reasonable in all respects.

5.4               Non-Competition During Employment. Executive agrees that during Executive’s employment with the Company Executive will not compete with the Company by engaging in the Company Business or in the conception, design, development, production, marketing, or servicing of any product or service that is substantially similar to the products or services which the Company provides, and that Executive will not work for (in any capacity), assist, or became affiliated with as an owner, partner, or otherwise, either directly or indirectly, any individual or business which engages in the Company Business or offers or performs services, or offers or provides products substantially similar to the services and products provided by the Company.

5.5               Conflicts of Interest. Executive agrees that during Executive’s employment with the Company he or she will not engage, either directly or indirectly, in any activity which might adversely affect the Company or its affiliates (a “Conflict of Interest”), including ownership of a material interest in any supplier, contractor, distributor, subcontractor, customer or other entity with which the Company does business or acceptance of any material payment, service, loan, gift, trip, entertainment, or other favor from a supplier, contractor, distributor, subcontractor, customer or other entity with which the Company does business, and that Executive will promptly inform the Board as to each offer received by Executive to engage in any such activity. Executive further agrees to disclose to the Company any other facts of which Executive becomes aware which might in Executive’s good faith judgment reasonably be expected to involve or give rise to a Conflict of Interest or potential Conflict of Interest.

5.6               Rights and Remedies Upon Breach. If Executive breaches any of the provisions contained in this Section 5, including any provisions of Exhibit A (the “Restrictive Covenants”), the Company shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity, including, without limitation, recovery of money damages and termination of this Agreement:

(a)    Specific Performance. The right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach of the Restrictive Covenants would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

(b)    Accounting. The right and remedy to require Executive to account for and pay over to the Company all compensation, profits, monies, accruals, increments or other benefits derived or received by Executive as the result of any action constituting a breach of the Restrictive Covenants.

(c)    Remedies for Violation of Non-Competition or Confidentiality Provisions. Executive acknowledges and agrees that: (i) the skills, experience and contacts of Executive are of a special, unique, unusual and extraordinary character which give them a peculiar value; (ii) because of the business of the Company, the restrictions agreed to by Executive as to time and area contained in this Section 5 are reasonable; and (iii) the injury suffered by the Company by a violation of this Section 5 will be difficult to calculate in damages in an action at law and damages cannot fully compensate the Company for any violation of any obligation or covenant in this Section 5. Executive’s compliance with this Section 5 is a condition precedent to the Company’s obligation to make payments of any nature to Executive (including, without limitation, payments otherwise payable pursuant to the Incentive Plan).

5.7               Materiality and Conditionality of this Section 5. The covenants contained in this Section 5 are material to this Agreement. Executive’s agreement to strictly comply with this Section 5 is a precondition for Executive’s receipt of payments of any nature under this Agreement (including, without limitation, payments otherwise payable pursuant to the Incentive Plan). Whether or not this Section 5 or any portion thereof has been held or found invalid or unenforceable for any reason whatsoever by a court or other constituted legal authority of competent jurisdiction, upon any violation of this Section 5 or any portion thereof, or upon a finding that a violation would have occurred if this Section 5 or any portion thereof were enforceable, Executive and the Company agree that (i) Executive’s interest in unvested awards granted pursuant to the Incentive Plan shall automatically lapse and be forfeited; and (ii) Company shall have no obligation to make any further payments to Executive under this Agreement.

5.8               Severability, Modification of Covenants. The Restrictive Covenants shall survive the termination or expiration of this Agreement, and in the event any of the Restrictive Covenants shall be held by any court to be effective in any particular area or jurisdiction only if said Restrictive Covenant is modified to be limited in its duration or scope, then, at the sole option of the Company, the provisions of Section 5.7 may be deemed to have been triggered, and the rights, liabilities and obligations set forth therein shall apply. In the event the Company does not elect to trigger application of Section 5.7, then the court shall have such authority to so reform the covenants and the parties hereto shall consider such covenants and/or other provisions of this Section 5 to be amended and modified with respect to that particular area or jurisdiction so as to comply with the order of such court and, as to all other jurisdictions, the covenants contained herein shall remain in full force and effect as originally written. Should any court hold that the covenants in this Section 5 are void and otherwise unenforceable in a particular area or jurisdiction, then notwithstanding the foregoing provisions of this Section 5.8, the provisions of Section 5.7 shall be applicable and the rights, liabilities and obligations of the parties set forth therein shall apply. Alternatively, at the sole option of the Company, the Company may consider such covenants to be amended and modified so as to eliminate therefrom the particular area or jurisdictions as to which such covenants are so held void or otherwise unenforceable and, as to all other areas and jurisdictions covered herein, the covenants contained herein shall remain in full force and effect as originally written.

6.             Termination. In general, on termination of Executive’s employment for any reason, the following amounts will be paid to Executive, or Executive’s estate, as applicable:

(a)    All accrued but unpaid Annual Salary through Executive’s last active day of employment, payable in a lump sum within thirty (30) days following Executive’s termination of employment;

(b)    Accrued but unused vacation time, to the extent payment is either required by law or provided for in the Company’s vacation or paid-time-off policy, as such may be in effect from time to time;

(c)    Any amounts payable to Executive under the terms of any employee benefit plans in which Executive was a participant;

(d)    Reimbursement of any of Executive’s business expenses not previously reimbursed, to the extent provided for under the Company’s business expense reimbursement policy; and

(e)    Any other amounts determined to be due under the terms of the Incentive Plan, or any grants or awards made thereunder.

Unless expressly provided for under this Agreement, no amounts other than those set forth above shall be paid following any termination of Executive’s employment, including, by way of example, and not limitation, termination of Executive’s employment by reason of the Company for Cause, by reason of Executive’s resignation without Good Reason, and by reason of Executive’s voluntary retirement.

6.1               Termination for Cause. The Company has the right, at any time during the Term, subject to all provisions hereof, exercisable by serving notice, effective on or after the date of service of such notice as specified therein, to terminate Executive’s employment under this Agreement and discharge Executive for Cause.

(a)    The term “Cause” means, in the good faith determination of the Board, any of the following:

(i)    Executive’s willful failure to substantially perform Executive’s duties with the Company (other than by reason of Executive’s Disability), after a written demand for substantial performance is delivered to Executive that specifically identifies the manner in which the Company believes that Executive has not substantially performed such duties, and Executive has failed to remedy the situation within 30 days of such written notice from the Company;

Executive’s duties;

(ii)    Executive’s gross negligence in the performance of

(iii)   Executive’s conviction of, or plea of guilty or nolo contendre to any felony or any crime involving moral turpitude or the personal enrichment of Executive at the expense of the Company;

(iv)   Executive’s willful engagement in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise, including, without limitation, Executive’s breach of fiduciary duties owed to the Company;

(v)   Executive’s willful violation of any material provision of the Company’s code of conduct;

(vi)  Executive’s willful violation of any of the material covenants contained in Section 5;

(vii)    Executive’s act of dishonesty resulting in or intending to result in personal gain at the expense of the Company; or

(viii)   Executive’s engaging in any material act that is intended or may be reasonably expected to harm the reputation, business prospects, or operations of the Company.

6.2               Termination without Cause. The Company has the right, at any time during the Term to terminate Executive’s employment without Cause.

6.3               Resignation for Good Reason. Executive’s resignation for Good Reason, as set forth below, shall be treated in all respects like a Termination by the Company without Cause. In the event Executive’s resignation is deemed to be for Good Reason, Executive shall, subject to execution of a Release, receive separation pay benefits outlined in Section 6.5. For these purposes, the following provisions shall be applicable:

(a)	The term “Good Reason” shall mean any of the following:

(i)    The occurrence of any material breach by the Company or any of its affiliates of the terms of this Agreement or of the terms of any other material agreement between Executive and the Company or any of its affiliates;

(ii)    The Company’s assignment to Executive of any duties materially inconsistent with Executive’s position, including any other action which results in a material diminution in such status, title, authority, duties or responsibility;

(iii)    The relocation of Executive’s office to a location more than 35 miles outside Executive’s office location as agreed at the time of execution of this Agreement; or

(iv)    The Company’s failure, following a Change in Control, to obtain the assumption in writing of all of the Company’s material obligations under the Executive’s employment agreement and any of the Executive’s outstanding grants or awards by the successor to all or substantially all of the assets of the Company or any Subsidiary within fifteen (15) days after a reorganization, merger, consolidation, sale or other disposition of assets of the Company or such Subsidiary.

(b)    Notwithstanding the foregoing, Executive’s resignation shall not be deemed to be for Good Reason if Executive has consented to the condition claimed to constitute Good Reason, nor shall Executive’s resignation be deemed to be for Good Reason, unless Executive has provided any written notice to the Company specifying the event or condition claimed to constitute Good Reason within sixty (60) days following the initial existence of such event or condition, and the Company has, after receipt of such notice of Good Reason from Executive, failed to cure or correct such condition or event within sixty (60) days following the Company’s receipt of Executive’s notice of intent to resign for Good Reason.

6.4               Resignation without Good Reason. Executive may resign and any time without Good Reason. It is understood that Executive shall provide the Company with ninety (90) days’ notice of Executive’s intent to resign.

6.5               Separation Pay Benefits. In the event Executive’s employment with the Company or a Subsidiary is terminated by the Company without Cause, or by the Executive for Good Reason, Executive shall, subject to execution of a Release, receive, in addition to any payments required by law, the following separation pay benefits:

(a)    Twenty-four (24) months of Executive’s then current base salary, payable in semi-monthly installments or other regular installments in accordance with the Company’s payroll practices, no earlier than the 60th day after Executive’s termination of employment and after the date all applicable revocation periods has past (the “Separation Payment Commencement Date”);

(b)    An additional payment in installments payable on the same schedule as the payments provided for in Section 6.5(a), equal to an amount such that Executive will retain, net after taxes paid by Executive (assuming Executive is taxed at the highest applicable federal, state and local tax rates in effect for the Executive), in the aggregate, the dollar value of the Company’s subsidy (based on costs borne by the Company for active employees) of the cost of Executive’s coverage under the Company’s group health plan for a period of eighteen (18) months; and

(c)    Such accelerated vesting as may be provided for under the terms of the Incentive Plan and/or award agreement under the Incentive Plan.

Notwithstanding anything in this Section 6.5 to the contrary, the Company shall have the right to cease or terminate the separation pay benefits otherwise provided for in the event Executive breaches, as determined by the Board in its sole discretion, the covenants set forth in Section 5 above.

6.6               Other Separation Pay Benefits. Notwithstanding anything in this Section 6, if Executive is entitled to any separation pay by reason of any agreement or arrangement applicable to Executive other than by reason of the terms of this Section 6 (“Other Separation Pay”), the separation pay otherwise payable to Executive under Section 6.5 shall be reduced by the amount of Executive’s Other Separation Pay. The Executive’s entitlement to Other Separation Pay shall be deemed to be separation pay provided for under Section 6. To the extent any separation pay is subject to Code Section 409A, the provisions regarding the time and manner such separation payments are to be made shall not be modified so as to avoid, to the extent possible, any modification to the time and manner of payment of compensation that would constitute a violation of the requirements of Code Section 409A.

6.7               Consequences of a Change in Control. In the event Executive’s employment is terminated by the Company without Cause or by Executive for Good Reason during a Change in Control Period, and provided Executive executes, and does not thereafter revoke, a Release, the Executive shall be entitled to receive, in lieu of the separation pay benefits provided for under Section 6.5:

(a)    Twenty-Four (24) months of Executive’s then current base salary, payable in semi-monthly installments or other regular installments in accordance with the Company’s payroll practices, beginning on the Separation Payment Commencement Date;

(b)    An amount equal to two times Executive’s target annual bonus in effect for the fiscal year in which Executive’s termination of employment occurs, to be paid to Executive in a lump sum within thirty (30) days after the date all applicable revocation periods under the Release have expired, and, in all events, no later than the end of the “applicable 2 ½ month period” (as that phrase is defined for purposes of Treasury Regulation Section 1.409A- 1(b)(4));

(c)    An additional payment in installments payable on the same schedule as the payments provided for in Section 6.7(a), equal to an amount such that Executive will retain, net after taxes paid by Executive (assuming Executive is taxed at the highest applicable federal, state and local tax rates in effect for Executive), in the aggregate, the dollar value of the Company’s subsidy (based on costs borne by the Company for active employees) of the cost of Executive’s coverage under the Company’s group health plan for a period of eighteen (18) months;

(d)    Such accelerated vesting as may be provided for under the terms of the Incentive Plan and/or award agreement under the Incentive Plan.

(e)    Executive shall also be entitled to all other payments and/or benefits provided for under Section 6 (other than Section 6.5).

6.8               Conditions for Change in Control. Notwithstanding the foregoing, a “Change in Control” shall be deemed to have occurred if any of the following events shall occur:

(a)    Any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities; or

(b)    There occurs a proxy contest or a consent solicitation, or the Company is a party to a merger, consolidation, sale of assets, plan of liquidation or other reorganization, as a consequence of which members of the Board in office immediately prior to such transaction or event thereafter constitute less than a majority of the Board immediately after such transaction or event; or

(c)    There occurs a reverse merger involving the Company in which the Company is the surviving corporation but the shares of common stock of the Company outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or

(d)    There is a sale or other disposition of all or substantially all of the assets of the Company; or

(e)    There is an adoption of any plan or proposal for the liquidation or dissolution of the Company; or

(f)    Stewart Title Guaranty Company is placed in supervision, receivership, conservatorship, or special administrative action by its domiciled Department of Insurance.

Notwithstanding the foregoing, however, in any circumstance or transaction in which compensation resulting from or in respect of any payment due hereunder would result in the imposition of an additional tax under Code Section 409A if the foregoing definition of “Change in Control” were to apply, but would not result in the imposition of any additional tax if the term “Change in Control” were defined herein to mean a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5), then “Change in Control” shall mean a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5), but only to the extent necessary to prevent such compensation from becoming subject to an additional tax under Code Section 409A.

6.9               Required Release and Other Requirements. As a condition to Executive’s receipt of payments and/or benefits described in Section 6.5 and Section 6.7, Executive must execute and deliver to the Company a full release of all claims that Executive may have against the Company, its Subsidiaries and affiliates, and all of their respective officers, employees, directors, and agents, and that shall include Executive’s agreement not to disparage the Company and not to divulge any of the Company’s confidential information, in a form acceptable to the Company (the “Release”), and all applicable revocation periods must have expired prior to the Separation Payment Commencement Date. The Company shall provide Executive with the form of Release within 10 days following the Date of Termination. In addition, Executive must execute such other documentation that formalizes Executive’s resignation from the Board, the boards of any affiliates of the Company, and any other positions with the Company and its affiliates to be eligible for receipt of payments and benefits under Section 6.5 and Section 6.7.

6.10           Additional Rules Regarding Mutual Separation. Executive and the Company may mutually agree to end Executive’s employment upon conclusion of the Initial Term. To the extent the following requirements are satisfied, such termination of employment shall be classified as a “Mutual Separation” for purposes of this Agreement:

(a)    Executive shall provide a written letter of resignation to the Board at least one hundred twenty (120) days prior to the conclusion of the Initial Term;

(b)    Executive identifies, and obtains Board approval on, a successor to the role of Chief Executive Officer; and

(c)    the Company meets or exceeds established “target” level of performance, as determined by the Board in its sole discretion, under the 2020 long-term incentive grants tied to performance attainment (“2020 Performance Share Units”), as may be provided for under the terms of the Incentive Plan and/or award agreement under the Incentive Plan.

In the event of Mutual Separation, and provided Executive executes, and does not thereafter revoke, a Release, Executive shall be entitled to the following benefits upon Executive’s termination of employment:

(x)               Executive shall continue to vest in all previously granted but unvested shares of Company stock that vest upon the passage of time, as provided for under the terms of the Incentive Plan and/or award agreement under the Incentive Plan; and

(y)               Executive shall continue to vest in all previously granted but unvested shares of Company stock that vest, in whole or in part, upon attainment of certain performance criteria, as provided for under the terms of the Incentive Plan and/or award agreement under the Incentive Plan.

Notwithstanding anything in this Section 6.10 to the contrary, the Company shall have the right to cease or terminate the vesting benefits in this Section 6.10(x) and Section 6.10(y) above in the event Executive breaches, as determined by the Board in its sole discretion, any of the covenants set forth in Section 5. Executive shall also make all reasonable efforts to assist the Company after Executive’s termination of employment with any matters arising during Executive’s employment with the Company.

7.	Section 409A; Certain Excise Taxes.

7.1               Section 409A Separate Payments. This Agreement is intended to be written, administered, interpreted and construed in a manner such that no payment or benefits provided under the Agreement become subject to (a) the gross income inclusion set forth within Section 409A(a)(1)(A) of the Code or (b) the interest and additional tax set forth within Section 409A(a)(1)(B) of the Code (collectively, “Section 409A Penalties”), including, where appropriate, the construction of defined terms to have meanings that would not cause the imposition of Section 409A Penalties. Notwithstanding anything to the contrary in this Agreement, the Company does not guarantee the tax treatment of any payment hereunder and in no event shall the Company be liable for any Section 409A Penalties that may be imposed on Executive. For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), each payment that Executive may be eligible to receive under this Agreement shall be treated as a separate and distinct payment and shall not collectively be treated as a single payment.

7.2               In-kind Benefits and Reimbursements. Notwithstanding anything to the contrary in this Agreement or in any Company policy with respect to such payments, in-kind benefits and reimbursements provided under this Agreement during any tax year of Executive shall not affect in-kind benefits or reimbursements to be provided in any other tax year of Executive and are not subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this Agreement, reimbursement requests must be timely submitted by Executive and, if timely submitted, reimbursement payments shall be made to Executive as soon as administratively practicable following such submission in accordance with the Company’s policies regarding reimbursements, but in no event later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred. This Section 7.2 shall only apply to in-kind benefits and reimbursements that would result in taxable compensation income to Executive.

7.3               Specified Employee Rule. To the extent applicable, any payments to Executive called for under this Agreement or under the terms of any other plan, agreement or award, that are determined to be payments of deferred compensation to which Code Section 409A is applicable and that are paid by reason of Executive’s separation from service, shall be delayed, to the extent necessary, to avoid a violation of Code Section 409A(a)(2)(B)(i). In general, this Section 7.3 may require that payments of nonqualified deferred compensation to Executive that would otherwise be made within six (6) months following Executive’s separation from service shall be paid on the first day of the seventh (7th) month following Executive’s separation from service if Executive is determined to be a “specified employee” as that term is defined in Code Section 409A(a)(2)(B)(i) and related Treasury Regulations.

7.4               Certain Excise Taxes. Notwithstanding anything to the contrary in this Agreement, if Executive is a “disqualified individual” (as defined in Code Section 280G(c)), and the payments and benefits provided for in this Agreement, together with any other payments and benefits which Executive has the right to receive from the Company or any of its affiliates, would constitute a “parachute payment” (as defined in Code Section 280G(b)(2)), then the payments and benefits provided for in this Agreement shall be either (a) reduced (but not below zero) so that the present value of such total amounts and benefits received by Executive from the Company and its affiliates will be one dollar ($1.00) less than three times Executive’s “base amount” (as defined in Code Section 280G(b)(3)) and so that no portion of such amounts and benefits received by Executive shall be subject to the excise tax imposed by Code Section 4999, or (b) paid in full, whichever produces the better net after-tax position to Executive (taking into account any applicable excise tax under Code Section 4999 and any other applicable taxes). The reduction of payments and benefits hereunder, if applicable, shall be made by reducing, first, payments or benefits to be paid in cash hereunder in the order in which such payment or benefit would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and, then, reducing any benefit to be provided in-kind hereunder in a similar order. The determination as to whether any such reduction in the amount of the payments and benefits provided hereunder is necessary shall be made by the Company in good faith. If a reduced payment or benefit is made or provided and through error or otherwise that payment or benefit, when aggregated with other payments and benefits from the Company (or its affiliates) used in determining if a “parachute payment” exists, exceeds one dollar ($1.00) less than three times Executive’s base amount, then Executive shall immediately repay such excess to the Company upon notification that an overpayment has been made. Nothing in this Section 7.4 shall require the Company to be responsible for, or have any liability or obligation with respect to, Executive’s excise tax liabilities under Code Section 4999.

8.	Indemnification.

8.1               General. The Company agrees that if Executive is made a party or is threatened to be made a party to any Proceeding by reason of the fact that Executive is or was a trustee, director or officer of the Company, or any predecessor to the Company (including any sole proprietorship owned by Executive) or any of their affiliates or is or was serving at the request of the Company, any predecessor to the Company (including any sole proprietorship owned by Executive), or any of their affiliates as a trustee, director, officer, member, employee or agent of another corporation or a partnership, joint venture, limited liability company, trust or other enterprise, including, without limitation, service with respect to employee benefit plans, whether or not the basis of such Proceeding is alleged action in an official capacity as a trustee, director, officer, member, employee or agent while serving as a trustee, director, officer, member, employee or agent, Executive shall be indemnified and held harmless by the Company to the fullest extent authorized by Texas or Delaware law, as the same exists or may hereafter be amended, against all Expenses incurred or suffered by Executive in connection therewith, and such indemnification shall continue as to Executive even if Executive has ceased to be an officer, director, trustee or agent, or is no longer employed by the Company and shall inure to the benefit of Executive’s heirs, executors and administrators.

8.2               Enforcement. If a claim or request under this Section 8 is not paid by the Company or on its behalf, within thirty (30) days after a written claim or request has been received by the Company, Executive may at any time thereafter bring an arbitration claim against the Company to recover the unpaid amount of the claim or request and if successful in whole or in part, Executive shall be entitled to be paid also the expenses of prosecuting such suit. All obligations for indemnification hereunder shall be subject to, and paid in accordance with, applicable Texas or Delaware law.

8.3               Partial Indemnification. If Executive is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of any expenses, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Executive for the portion of such expenses to which Executive is entitled.

8.4               Advances of Expenses. Expenses incurred by Executive in connection with any Proceeding shall be paid by the Company in advance upon request of Executive that the Company pay such expenses, but only in the event that Executive shall have delivered in writing to the Company (i) an undertaking to reimburse the Company for expenses with respect to which Executive is not entitled to indemnification and (ii) a statement of Executive’s good faith belief that the standard of conduct necessary for indemnification by the Company has been met.

8.5               Notice of Claim. Executive shall give to the Company notice of any claim made against Executive for which indemnification will or could be sought under this Agreement. In addition, Executive shall give the Company such information and cooperation as it may reasonably require and as shall be within Executive’s power and at such times and places as are convenient for Executive.

8.6               Defense of Claim. With respect to any Proceeding as to which Executive notifies the Company of the commencement thereof:

(a)    The Company will be entitled to participate therein at its own expense;

(b)    Except as otherwise provided below, to the extent that it may wish,

the Company will be entitled to assume the defense thereof, with counsel reasonably satisfactory to Executive, which in the Company’s sole discretion may be regular counsel to the Company and may be counsel to other officers and directors of the Company or any subsidiary. Executive also shall have the right to employ Executive’s own counsel in such action, suit or proceeding if Executive reasonably concludes that failure to do so would involve a conflict of interest between the Company and Executive, and under such circumstances the fees and expenses of such counsel shall be at the expense of the Company; and

(c)    The Company shall not be liable to indemnify Executive under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent. The Company shall not settle any action or claim in any manner which would impose any penalty that would not be paid directly or indirectly by the Company or limitation on Executive without Executive’s written consent. Neither the Company nor Executive will unreasonably withhold or delay their consent to any proposed settlement.

8.7               Non-exclusivity. The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Section 8 shall not be exclusive of any other right which Executive may have or hereafter may acquire under any statute or certificate of incorporation or by-laws of the Company or any subsidiary, agreement, vote of shareholders or disinterested directors or trustees or otherwise.

9.	Miscellaneous.

9.1               Legal Fees and Expenses. If any contest or dispute shall arise between the Company and Executive regarding any provision of this Agreement, the Company shall reimburse Executive for all legal fees and expenses reasonably incurred by Executive in connection with such contest or dispute, but only if Executive prevails to a substantial extent with respect to Executive’s claims brought and pursued in connection with such contest or dispute. Such reimbursement shall be made as soon as practicable following the resolution of such contest or dispute (whether or not appealed) to the extent the Company receives reasonable written evidence of such fees and expenses.

9.2               Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by courier service, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or sent by facsimile transmission or, if mailed or sent by courier service, on the date of actual receipt thereof, as follows:

if to the Company, to:

Chairman of the Board, Thomas G. Apel

1360 Post Oak Blvd., Suite 100

 Houston, Texas 77056

if to Executive, to:

Frederick H. Eppinger

44 South Street

Grafton, MA 01519

Any party may change its address for notice hereunder by notice to the other party hereto.

9.3               Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements (including but not limited to prior employment agreements and incentive plans and agreements), written or oral, with respect thereto, however, the terms of any benefit plans shall remain in force and effect.

9.4               Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any waiver on the part of any party of any such right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

9.5               Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas (without giving effect to the choice of law provisions thereof).

9.6               Assignment. This Agreement and any rights and obligations hereunder, may not be assigned by Executive and may be assigned by the Company only to a successor by merger or purchasers of substantially all of the assets of the Company or its affiliates.

9.7               Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.8               Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

9.9               No Presumption Against Interest. This Agreement has been negotiated, drafted, edited and reviewed by the respective parties, and therefore, no provision of this Agreement shall be construed against any party as being drafted by said party.

9.10           No Duty to Mitigate. Executive shall not be required to mitigate damages with respect to the termination of Executive’s employment under this Agreement by seeking other employment or otherwise, and there shall be no offset against amounts due Executive under this Agreement on account of subsequent employment except as specifically provided in this Agreement. Additionally, amounts owed to Executive under this Agreement shall not be offset by any claims the Company may have against Executive, and the Company’s obligation to make the payments provided for in this Agreement, and otherwise to perform its obligations hereunder, shall not be affected by any other circumstances, including, without limitation, any counterclaim, recoupment, defense or other right which the Company may have against Executive or others.

9.11           Dispute Resolution. If any dispute arises out of or relates to this Agreement, or the breach thereof, Executive and the Company agree to promptly negotiate in good faith to resolve such dispute. If the dispute cannot be settled by the parties through negotiation, Executive and the Company agree to try in good faith to settle the dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association before resorting to arbitration or any other dispute resolution procedure. If the parties are unable to settle the dispute by mediation as provided in the preceding sentence within thirty (30) days of a written demand for mediation, any claim, controversy or dispute arising out of or relating to this Agreement, or the breach thereof, shall be settled by binding arbitration before one arbitrator in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be conducted in English and held in Houston, Harris County, Texas, or such other location to which the parties mutually agree. The arbitrator shall among other things determine the validity, scope, interpretation and enforceability of this arbitration clause. The award shall be a reasoned award and rendered within 30 days of the conclusion of the arbitration hearing. The decision of the arbitrator shall be final and binding and judgment upon the award rendered may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing provisions of this Section 9.11, the Company may seek injunctive relief from a court of competent jurisdiction located in Harris County, Texas, in the event of a breach or threatened breach of any covenant contained in Section 5.

9.12           Binding Agreement. This Agreement shall inure to the benefit of and be binding upon the Company and its respective successors and assigns and Executive and Executive’s legal representatives.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

EXECUTIVE:

/s/ Fred Eppinger
Fred Eppinger

Company:

STEWART INFORMATION SERVICES CORPORATION

By:	/s/ Tom Apel
	Name:	Thomas G. Apel
	Title:	Chairman of the Board

STEWART INFORMATION SERVICES CORPORATION LIST OF PERQUISITES

Notice of Participation to Frederick H. Eppinger ("Executive"):

Effective September 9, 2019, Executive shall be entitled to the following perquisites:

•	Executive Long Term Disability Plan (Company paid)

•	Group Variable Universal Life Insurance (Basic coverage Company paid)

•	Nonqualified Deferred Compensation Plan provided through the Company

•	Paid Association / Membership Dues as needed for the position and with Board approval

•	Executive Development as needed for the position up to $5,000 and with Board approval

•	Housing Allowance of up to $4,000 per month payable in accordance with payroll policies of the Company, less such deductions as shall be required to be withheld under applicable law and regulations and less any Executive voluntary deductions

•	Travel Expenses for twelve (12) trips annually to Executive’s home base in Grafton, MA